Exhibit 99.2

October 22, 2014

Mr. Stephan Fitch

Chairman of the Audit Committee

Cardero Resource Corp.

Suite 2300 – 1177 West Hastings Street

Vancouver, BC V6E 2K3

Enclosed is our response to the change of auditor notice dated October 16, 2014 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the Audit Committee and the Board of Directors, filed with the applicable securities regulatory authorities prior to November 15, 2014, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly,

 Chartered Accountants

Encl.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

 October 22, 2014

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs and Mesdames:

Re: Cardero Resource Corp.

We have read the statements made by Cardero Resource Corp. in the attached copy of change of auditor notice dated October 16, 2014, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated October 16, 2014.

Yours very truly,

Chartered Accountants